ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements from
5 June to 16 July 2010

DATE	DETAILS
16 July 2010	Notification of Major interest – Crescent Holding GmbH

13 July 2010	NG plc Debt Repurchase (CAD $25.255m of CAD $200m 4.98% Instruments due 2011)

13 July 2010	Voting Rights and Capital (Transfer of shares from Treasury)

8 July 2010	Directors Interests-Share Incentive Plan-monthly update

2 July 2010	Voting Rights and Capital (Transfer of shares from Treasury)

30 June 2010	NG plc Debt Repurchase (£10.816m of £223.194m 5.25 % instruments due June 11)

30 June 2010	Directors Interests- Performance Share Plan

28 June 2010	Voting Rights and Capital (Transfer of shares from Treasury)

22 June 2010	Annual Information update

22 June 2010	NGplc Debt Repurchase: £26.441m 5.5% Instruments due July 2013

18 June 2010	Notification of Major interest- BlackRock back over 5%

17 June 2010	Directors Share Interests — Deferred Share Plan

15 June 2010	Voting Rights and Capital (Transfer of shares from Treasury)

9 June 2010	NGplc Supplementary Prospectus for £15Bn Euro Medium Term Note Programme of NG plc and NGET.

9 June 2010	NGplc Debt Repurchase: £13.7m of £236.894m 5.25% Instruments due June 11

8 June 2010	Directors Interests-Share Incentive Plan-monthly update

Note: During the period two separate National Grid plc Forms 6-k were sent re the following announcements:
14 June 2010: Result of Rights Issue- 94.2% take up of new shares
9 June 2010: Scrip Dividend for 2009/10 Final Dividend